Filed by Westport Innovations Inc.

(Commission File No. 001-34152)

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Fuel Systems Solutions, Inc. (Commission File No. 001-32999)

Westport Appoints New Director to Board

~ Rodney Nunn to join Westport’s Board of Directors ~

March 17, 2016

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world’s most advanced natural gas engines and vehicles, announced today that Rodney (Rod) Nunn, President and CEO of KSR International Co. (KSR) – a leading Tier One automotive supplier – has been appointed to Westport’s Board of Directors as part of a nomination agreement between Westport and certain entities affiliated with Westport’s largest shareholder, Kevin Douglas (the “Douglas Group”). Under the agreement, as long as the Douglas Group and its affiliates beneficially own more than 10% of Westport’s outstanding common shares, the Douglas Group will be entitled to nominate a director to the Westport Board of Directors. In connection with Westport’s entry into the nominating agreement, Jill Bodkin, one of Westport’s current directors, has agreed to step down from the Westport board.

“Rod joins us at an exciting time and his depth of automotive parts manufacturing experience will provide additional strength to our Board,” said Warren Baker, Chairman of the Board. “I would also like to take this opportunity to thank Jill for her years of commitment and energy that she brought to Westport as a director from 2008 to 2016.”

Rod has served as President & Chief Executive Officer of KSR from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR’s production facilities are strategically located globally on four continents. The company is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada), and Sales are in Southfield, Michigan (USA). Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

Important Information For Shareholders of Fuel Systems Solutions, Inc. and Westport Innovations Inc.

On September 1, 2015, Westport Innovations Inc. (“Westport”) and Fuel Systems Solutions, Inc. (“Fuel Systems”) announced a transaction whereby Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock merger. This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Fuel Systems or a solicitation of any proxy, vote or approval. Westport has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Fuel Systems that also constitutes a prospectus of Westport (the “Proxy Statement/Prospectus”). Westport and Fuel Systems also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Fuel Systems by Westport.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED MERGER AND RELATED MATTERS.

Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed merger contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

About Westport

Westport engineers the world’s most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the proposed merger between Westport and Fuel Systems. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F, as amended.

Inquiries:

Darren Seed

Vice President, Capital Markets & Communications

Westport

T: 604-718-2046

invest@westport.com

Media Inquiries:

Holly Black

Communications

T 604-718-2011

media@westport.com

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